================================================================================




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)

--------------------------------------------------------------------------------

                         Hallwood Realty Partners, L.P.
                                (Name of Issuer)

                Units Representing Limited Partnership Interests

                         (Title of Class of Securities)

                                     40636T5

                                 (CUSIP Number)


--------------------------------------------------------------------------------

                             David S. Klafter, Esq.
                       Gotham Partners Management Co., LLC
                              110 East 42nd Street
                            New York, New York 10017
                                 (212) 286-0300

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

--------------------------------------------------------------------------------

                                  March 1, 2003

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                        --------------------
CUSIP No. 4063T5               SCHEDULE 13D                      (Page 2 of 6)
--------------------                                        --------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gotham Partners, L.P. / 13-3700768
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)   [ ]

                                                                       (b)   [ ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                [ ]

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY          2,635
 EACH REPORTING PERSON
         WITH
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           8    SHARED VOTING POWER
                                0
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                2,635
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,635
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.17%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------

*        See Instructions

--------------------                                        --------------------
CUSIP No. 4063T5               SCHEDULE 13D                      (Page 3 of 6)
--------------------                                        --------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gotham Partners III, L.P. / 13-4011515
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)  [ ]
                                                                        (b)  [ ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [ ] TO ITEM 2(d) or 2(e)

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY          33
 EACH REPORTING PERSON
         WITH
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           8    SHARED VOTING POWER
                                0
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                33
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         33
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES*

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.002%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------

*        See Instructions

--------------------                                        --------------------
CUSIP No. 4063T5               SCHEDULE 13D                      (Page 4 of 6)
--------------------                                        --------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON/
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gotham Holdings II, L.L.C. / 13-4095950
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]

                                                                        (b)  [ ]

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         WC
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [ ] TO ITEM 2(d) or 2(e)

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
   NUMBER OF SHARES        7    SOLE VOTING POWER
 BENEFICIALLY OWNED BY          326
 EACH REPORTING PERSON
         WITH
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           8    SHARED VOTING POWER
                                0
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           9    SOLE DISPOSITIVE POWER
                                326
                         ------ ------------------------------------------------
                         ------ ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0.02%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.02%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
         IA
-------- -----------------------------------------------------------------------

*        See Instructions

                  This Amendment No. 15 (this "Amendment") amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), relating to the units representing limited partnership interests (the "Units" or "Shares") of Hallwood Realty Partners, L.P., a publicly traded Delaware limited partnership (the "Partnership"), previously filed by Gotham Partners, L.P. ("Gotham") and Gotham Partners III, L.P. ("Gotham III"), New York limited partnerships, and Gotham Holdings II, L.L.C. ("Holdings II" and together with Gotham and Gotham III, the "Reporting Persons"), a Delaware limited liability company. This Amendment is being filed to update the Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

                  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION

                  Item 4 is hereby amended and supplemented to add the following information:

                  (a) - (j) On February 28, 2003, the Reporting Persons sold 10,000 Units at a price of $71 per Unit (the "February 28 Transaction"). The February 28 Transaction was effected on the American Stock Exchange.

                  On March 1, 2003, the Reporting Persons and High River Limited Partnership ("High River") entered into a Unit Purchase Agreement (the "Purchase Agreement"), pursuant to which the Reporting Persons agreed to sell to High River an aggregate of 235,000 Units for a price of $80 per Unit and the Additional Purchase Price, as described in the Purchase Agreement (the "High River Sale"). The purchased Units were delivered via a DTC-book entry transfer from the account of the Reporting Persons to the account of High River in a transaction executed on March 3, 2003.

                  References to the Purchase Agreement and the High River Sale set forth herein are qualified in their entirety by the copy of the Purchase Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference in its entirety.

                  The Reporting Persons remain committed to seeing through to its conclusion the derivative litigation, entitled Gotham Partners, L.P. v. Hallwood Realty Partners, L.P., et al., C.A. No. 15754-NC (the "Derivative Litigation"), that they have prosecuted since 1997 on behalf of all limited partners. In the Derivative Litigation, the Supreme Court of Delaware issued an order and opinion on August 29, 2002, affirming the findings of the Chancery Court, which held, among other things, that the Partnership's general partner and its affiliates had breached their fiduciary duties to the Partnership. On Gotham's successful appeal, the Supreme Court remanded the case for reconsideration of remedies.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  Item 5(a) is hereby amended and supplemented as follows:

                  (a) As a result of the February 28 Transaction and the High River Sale, (i) Gotham owns 2,635 Units, representing an aggregate of approximately 0.17% of the issued and outstanding Units of the Partnership; (ii) Gotham III owns 33 Units, representing an aggregate of approximately 0.002% of the outstanding Units of the Partnership;
(iii) Holdings II owns 326 Units, representing an aggregate of approximately 0.02% of the outstanding Units of the Partnership; and (iv) the combined interest of the Reporting Persons is 2,994 Units, representing an aggregate of approximately 0.19% of the outstanding Units of the Partnership. Each of the Reporting Persons hereby disclaims any beneficial ownership of any Unit not directly held by it, including the Units held by High River after the High
River Sale. In addition, the Reporting Persons are not parties to any agreement with a third party to act together for purposes of acquiring, holding, voting or disposing of any equity securities of the Partnership.

                  Item 5(b) is hereby amended as follows:

                  (b) The information contained in Item 5(a) above is incorporated herein by reference as if restated in full. Each of the Reporting Persons has the sole power to vote or to direct the vote the Units that they beneficially own.

                  Item 5(c) is hereby amended as follows:

                  (c) The information contained in Item 4 above is incorporated herein by reference as if restated in full.

                  Item 5(d) is hereby amended as follows:

                  (c) The information contained in Item 4 above is incorporated herein by reference as if restated in full.

                  Item 5(e) is hereby amended as follows:

                  Immediately after consummation of the High River Sale, none of the Reporting Persons will be required to be a reporting person under Section 13(d) of the Exchange Act and the related rules promulgated thereunder. In light of the foregoing, the Reporting Persons will no longer file a Statement on
Schedule 13D unless and until such time as it is required to be a reporting person under Section 13(d) of the Exchange Act.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

                  The information contained in Item 4 is incorporated herein by reference as if restated in full.


ITEM 7.       MATERIALS TO BE FILED AS EXHIBITS

                  Item 7 is hereby amended and supplemented as follows:

                  Exhibit 2.1 Unit Purchase Agreement, dated as of March 1, 2003, by and among Gotham Partners, L.P., Gotham Partners III, L.P., Gotham Holdings II, L.L.C., and High River Limited Partnership.

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 3, 2003

                                        GOTHAM PARTNERS, L.P.


                                        By:    Section H Partners, L.P.,
                                        its general partner

                                        By:    Karenina Corporation,
                                               a general partner of Section H
                                               Partners, L.P.


                                        By:   /s/ William A. Ackman
                                              ----------------------------
                                              President
                                              William A. Ackman

                                        GOTHAM PARTNERS III, L.P.


                                        By:    Section H Partners, L.P.,
                                               its general partner

                                        By:    Karenina Corporation,
                                               a general partner of Section H
                                               Partners, L.P.




                                        By:   /s/ William A. Ackman
                                              ----------------------------
                                              President
                                              William A. Ackman


                                        GOTHAM HOLDINGS II, L.L.C.


                                        By:   Gotham Holdings Management LLC,
                                              the Manager


                                        By:   /s/ William A. Ackman
                                              ----------------------------
                                              Senior Managing Member
                                              William A. Ackman